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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of February 2003




                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      [X]                     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes            [ ]                   No                  [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                     (Registrant)

Date: February 21, 2003             By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       -----------------------------------------
                                             Name:  Jaime Alberto Velasquez B.
                                             Title:  Vice President of Finance
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[BANCOLOMBIA LOG0]

BANCOLOMBIA REPORTS NET INCOME OF PS 17,102 MILLION IN JANUARY, 2003

Medellin, February 21, 2003. BANCOLOMBIA (NYSE:CIB)*

BANCOLOMBIA reported net income of Ps 17,102 million for the month of January 2003, a 93.8% increase when compared to Ps 8,823 million reported for the month of January 2002.

Average assets in January increased 20,6% to Ps 9,6 trillion, mainly due to performing assets which increased 24,6% over the last twelve months.

Average liabilities increased 21.2% from Ps 6,9 trillion to Ps 8,5 trillion over the past twelve months. Average shareholders' equity increased 12.1%.

BANCOLOMBIA's funding structure improved over the past twelve months, mainly due to a 24.1% increase in non-interest bearing deposits.

BANCOLOMBIA's level of past due loans as a percentage of total loans was 2.2% as of January 31, 2002, and the level of allowance for past due loans was 230%.

MARKET SHARE

According to ASOBANCARIA, BANCOLOMBIA's market shares as of January 31, 2002, with respect to the Colombian Financial System were, as follows: total deposits 12.3%, total net loans 12.5%, total savings accounts 10.7%, total checking accounts 17.7%, and time deposits 10.9%.

CONTACTS:

Jaime A. Velasquez:                         Financial VP      (574) 5108666
Maria A. Villa/ Juan D. Diaz:               IR Manager        (574) 5108866



* Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein in accordance with Colombian GAAP. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2001 or in Bancolombia's quarterly press releases, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS


This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

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